Arena Resources, Inc.

4920 S. Lewis Avenue
Suite 107
Tulsa, Oklahoma 74105

January 16, 2006

Via EDGAR and overnight courier
Mr. James Murphy
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Arena Resources, Inc. Reserves Appraisal as of January 1, 2005

Dear Mr. Murphy:

Arena Resources, Inc. wishes to respond to the questions you raised in your telephone call to the undersigned on December 22, 2005, concerning Arena’s 2004 (effective January 1, 2005) reserves for the East Hobbs San Andres Unit (“EHSAU”) and Dodson Waterflood. During the December 22 call you stated that you would be out of your office until January 9, 2006. Arena delayed responding until after your return and until EHSAU maps could be updated.

East Hobbs San Andreas Unit:

In connection with Arena’s SB-2 Registration Statement under review in July, 2004, the reserves associated with the EHSAU as determined at December 31, 2003 by Lee Keeling & Associates (“Keeling”), the independent petroleum engineers engaged by the Company, were questioned by your office. The questions raised by your office in connection with the pending registration ultimately resulted in Arena re-stating the reserves reported in its Registration Statement (and its Form 10-KSB for the year ended 12/31/2003) according to the following table:

		Estimated Remaining Net Reserves
	Oil (bbl)		Gas (mcf)
Producing	509,486		447,839
Non-Producing	339,365		236,436

Proved Undeveloped
Primary	1,018,088		707,442
Secondary	863,898		245,923

The “revised” projected production schedule associated with the re-stated reserves is shown below.

	2004		2004
	Gross Production		Net Production
Proved Developed	Oil (bbl)	Gas (mcf)	Oil (bbl)	Gas (mcf)
Producing	72,442	59,988	48,969	40,551
Non-Producing	15,796	11,064	10,678	7,479

Proved Undeveloped
Primary	7,898	5,532	5,339	3,740
Secondary	0	0	0	0
TOTALS	96,136	76,584	64,986	51,770

Actual 2004 production for the appraisal period was:
2004 Production	99,416	98,775	67,203	66,770
Actual vs. "Revised"	+3,280	+22,191	+2,217	+15,000

The EHSAU performed better than the projection for 2004, as revised during our discussions with your office in July and August 2004.

The East Hobbs San Andres Unit produced 3,280 gross barrels and 22,191 gross mcf, or 6,978 BOE more than the revised projection for 2004. The performance reflects development work performed and capital expenditures incurred by Arena in 2004.

Arena spent $2,230,415 in 2004 to develop the EHSAU. Arena drilled six San Andres producing wells on the EHSAU in 2004. The wells are shown on the EHSAU base map which is included with other materials, available only in “hard copy” format, which have been delivered to your office by overnight courier under separate cover. The wells drilled in order were: #310, 608, 505, 308, 707, and 711. Well #310 was spudded on September 18, 2004 and the remaining wells followed, with #711, the last well, having a spud date of November 29, 2004. In addition, well #610, an abandoned deep test, was washed down through the San Andres and completed. Well #610 wash-down operations began on December 8, 2004. The wells were completed and tested from the bottom up in order to separately evaluate the San Andres P4, P3, P2 and P1 zones. All of the wells were commercially productive.

EHSAU 2004 gross monthly production increased to 15,523 bbl in December compared to 7,760 bbl in May. The increase was a direct result of the aforementioned development work performed in 2004.

EHSAU 2005 gross monthly production continued to increase as three wells drilled late in 2004 were completed and placed on production in 2005. In 2005 the EHSAU produced 209,296 bbl and 184,758 mcf. Estimates of your office during our discussions in July, 2004, projected production in 2005 to be 187,235 bbl and 151,964 mcf. EHSAU actual production exceeded the estimates developed in our discussions with your office by 22,061 bbl and 32,794 mcf, or 27,526 BOE for 2005.

Keeling’s 2004 Reserves Appraisal projected 2005 EHSAU gross production to be 198,184 bbl and 198,184 mcf. The actual EHSAU production exceeded Keeling’s projection by 8,875 BOE for 2005. Keeling’s 2004 PDP Reserves Appraisal included an investment of $197,376 in 2005 for well stimulations, electric system expansion, and equipment replacement. This work was performed in the summer of 2005.

The Keeling Reserves Appraisal as of December 31, 2004 included $814,176 for the drilling of three EHSAU PUD primary wells in 2005 in the fourth quarter of the year. The proposed wells were drilled in November and December, 2005. Arena drilled two wells, #808 and #508 and a third well, #406, an abandoned deep test, was washed down. Wells #808 and 508 started producing in mid-December, 2005 while #406 was placed on production January 4, 2006. The subject wells are also shown on the EHSAU base map. EHSAU daily gross production is currently 730 bopd + 650 mcfpd, which is an increase of approximately 140 bopd and 105 mcfpd from November, 2005 production. Well #808 produces 35-40 bopd + 35 mcf + 275 bwpd. Testing and evaluation of #808 will continue as water production decreases and oil production increases. Well #508 produces 80-90 bopd + 70 mcfpd + 45 bwpd. Well #406 has just begun to produce measurable oil and will remain on test until stable production occurs. EHSAU wells typically require up to thirty days pumping before oil, gas, and water production rates are stable.

The 2004 Keeling Appraisal also allocated $814,176 for Arena’s investment in the drilling of three additional PUD locations in 2006. Arena will drill four PUD locations in 2006 and has included $1,476,000 in its 2006 capital budget for this purpose. This investment amount will also be included in Keeling’s 2005 Reserves Appraisal, which is now being prepared. The proposed locations are depicted on the EHSAU base map by the violet colored circles.

The 2004 Keeling Reserves Appraisal allocated $662,032 to the installation of the EHSAU waterflood in 2005. The funds were spent in 2005. A new, consolidated tank battery was constructed which included the construction of test facilities and individual flow lines to each well. All nine of the old batteries were torn down, cleared, and the sites restored. A water injection plant to accommodate the EHSAU waterflood was also constructed at the consolidated battery site. Subsequently, wells #502, 504, 715, and 109 were converted to water injection wells. Injection into wells #502 and 504 commenced on June 1, 2005 followed by #715 on June 17 and #109 on October 22, 2005. Total injection in 2005 was 704,941 barrels. Individual well monthly injection volumes are listed on the “EHSAU Monthly Injection-Volume-Pressure” spreadsheet which is included in the materials provided under separate cover by overnight courier.

Arena will further develop the EHSAU waterflood in 2006. Well #905 will be converted to water injection when the completion unit is available. The conversion was scheduled for 2005 but was not completed due to waiting on service equipment. Arena will convert nine additional wells to water injection in 2006. The conversions and waterflood expansion were originally scheduled for 2007 and funds were so designated in the 2004 Reserves Appraisal. Arena will accelerate the development of the waterflood by completing this work in 2006. These conversions will result in four complete five-spot injection patterns. The resulting patterns are shown on the EHSAU map and are represented by the blue triangles within the well circles. Arena’s 2006 budget will include $553,500 for its investment in the conversions and equipment. The conversions are scheduled to begin in the second quarter of 2006. This investment amount will also be included in the 2005 Keeling Reserves Appraisal.

Further expansion of the EHSAU waterflood will occur in 2007. The work will include converting 10 additional wells to injection which will expand the five-spot injection pattern from four completed patterns to a total of 13. 2007 development will also include drilling 12 new wells. The well locations and injection patterns are shown on the EHSAU map with the well locations being identified by the orange circles and five-spot pattern lines. Arena’s 2007 investment in the total project is budgeted at $5,044,230. This amount will be allocated to the PUD Secondary reserves in the 2005 Reserves Appraisal. The EHSAU will be fully developed on a twenty acre five-spot in 2008.

Arena is committed to the complete development of the EHSU waterflood and the recovery of the PUD Secondary reserves, which are listed in Keeling’s 2004 Reserves Appraisal as 4,339,419 gross barrels (2,933,344 net ) and 1,301,826 gross mcf (880,003 net mcf). The revised estimates following our discussions with your office in July, 2004, attributed 1,278,000 gross barrels (863,898 net) and 363,804 gross mcf (245,923 net) to the EHSAU waterflood.

Arena’s reserves at December 31, 2004 as determined by Keeling were increased from those reported following our discussions with your office in July, 2004, in part as a result of the findings and performance of the P2-P3-P4 zones in the six wells drilled in 2004. Wells #308, 310, 707, and 711 confirmed that the zones were productive at structural positions removed from the crest of the structural feature. Well #505 established P2-P3-P4 production at a location that was previously thought to be in an unproductive area. Well # 604, 707 and 711 provided data that revealed that the crest of the EHSAU structure is elongated in a more southerly direction than previously depicted. This elongation transitions to a North-South oriented structural “nose”. The improved structural area was reflected in the performance of the subject wells and the increase in production in 2004. Additional future locations were also identified as a result, one of which is #808 which was drilled in 2005. Additional wells will be drilled offsetting #808. A work map of the San Andres structure is included in the materials transmitted by overnight courier under separate cover.

The increased EHSAU 2004 waterflood reserves are also supported by the May 2, 2000 study performed by David K. Davies & Associates, Inc entitled, “Integrated Geological/Petrophysical Analysis, Grayburg and San Andres Formations, East Hobbs Field, Lea County, New Mexico”. The study was based on the study of cores taken from two EHSAU wells, being the Carrie O. Davis #5 (now EHSAU #611) and the Samuel Cain #5 (now EHSAU #604). A copy of the waterflood evaluation section of that report is included in the materials transmitted by overnight courier under separate cover. The Davies study concluded that the potential recovery associated with waterflooding the P2-P3-P4 zones was 3,452,723 gross barrels. These conclusions were based on a fully developed, forty acre five-spot pattern waterflood. Arena’s 2004 Reserves Appraisal is based on a fully developed twenty acre five-spot pattern. Arena’s 2004 Reserves Appraisal lists waterflood recovery of 4,339,419 gross barrels, which is a difference of 886,696 gross barrels. The difference, being 1.7% of the original Oil-In-Place, is due to the increased efficiency of the twenty acre spacing compared to the forty acre spacing modeled in the Davies study.

Arena’s 2004 EHSAU waterflood reserves were also determined by comparing the EHSAU to the nearest San Andres P2-P3-P4 waterfloods, which happen to be the North Hobbs Unit and the South Hobbs Unit, or the Hobbs Pool. The log cross-section which has been included with the material provided by separate cover, demonstrates the continuity of the San Andres from South Hobbs, to North Hobbs, to East Hobbs. Examination of the logs shows the continuity of the individual pay sections, from the P1 just below the top of the San Andres, through the P4. Also included is a computer generated San Andres structure map depicting North Hobbs, South Hobbs, and East Hobbs. The structure demonstrates the four-way closure associated with the East Hobbs feature.

Published reservoir information for the Hobbs Pool yield Original Oil-In-Place volumes of over 898,742,000 barrels for the combined North and South Hobbs Units. According to the November, 2000 Waterflood Feasibility report done for the previous owner by Chris Bezner, P.E., the North Hobbs Secondary Recovery is estimated to be approximately 44,700,000 barrels and the South Hobbs Secondary Recovery is estimated to be approximately 38,700,000 barrels. The combined Hobbs Pool Secondary recovery represents 9.2% of the Original Oil-In-Place. Arena’s EHSAU Original Oil-In-Place volumes are calculated to be 49,800,000 barrels. Arena’s 2004 projected PUD Secondary reserves of 4,339,419 barrels equate to 8.7% of Original Oil-In-Place. The July 2004 reserves “revision” projected secondary recovery of 1,278,000 gross barrels, which represents 2.5% of Original Oil-In-Place.

Arena’s EHSAU PUD secondary reserves were increased in the December 31, 2004 Keeling Reserves Appraisal based on the comparisons and evaluations listed above. Arena remains committed to its evaluation of the secondary recovery potential of EHSAU and deems the projected recovery to be a reasonable expectation. Arena will proceed with the development of the EHSAU waterflood in 2006.

Dodson:

The Dodson Waterflood PUD Secondary reserves were also amended from the reserves reported in Arena’s December 31, 2003 Reserves Appraisal performed by Lee Keeling & Associates, Inc. The reserves allocated to the Dodson in that report were 2,300,000 gross barrels, 1,868,750 net barrels. The Dodson Waterflood was subsequently not attributed any reserve valuation following our discussions with your office in July, 2004.

In December 2004 Arena Resources, Inc. drilled the Dodson No. 11. The well was located at a position considered most likely to evaluate most producing zones. The actual surface location of the well is 1,175 feet from the west line and 375 feet from the south line of T. R. Jackson Survey, Abstract 394. Arena drilled the Dodson #11 in 2004 as a deep test to evaluate the potential of the Ellenberger and the shallower zones. Arena also gathered reservoir and rock data from the potential waterflood zones through a full suite of Schlumberger electric logs, which included a Petrophysical Analysis (ELAN) log. Side-wall cores were also cut and obtained and evaluated by Core Lab. Copies of the logs and core analyses are included with the materials provided separately by overnight courier.

The information and data obtained from the Dodson #11 condemned secondary recovery possibilities for four of the zones originally believed to be amenable to water flooding, but did indicate two intervals, the 3,870 Foot Zone (3,778-3,834) and the 4,000 Foot Zone (3,992-4,028) exhibited reservoir rock and fluid properties necessary for successful secondary recovery operations. Analyses of sidewall cores taken from these intervals are shown below:

Zone Depth	Porosity (Percent)	Water Saturation (Percent)

3,870 Foot
3,785	16.5	40.85
3,801	22.1	55.80
3,820	15.65	46.7

4,000 Foot
3,998	16.63	42.8
4,016	16.93	47.8

Volumetric calculations made in the course of the original investigation of the Dodson Field properties reflecting average porosity values of 14% of bulk volume show these two intervals originally contained 6,200,000 and 1,710,000 barrels of stock tank oil respectively. Primary recoveries from the zones were estimated to be 14% of the oil originally in place. Recovery from a successful water flood was estimated to be 70% of the primary recovery.

Sidewall core data shows porosities of these two zones to be better than 14%. The Schlumberger logs measured porosity at 18% of bulk volume. Consequently, Original Oil-In-Place volumes were adjusted to reflect an average porosity of 16%. The resulting volumes are as follows:

ZONE	3,870' Zone	4,000' Zone	TOTAL

Oil-In-Place-Barrels	7,085,700	1,954,000	9,040,000
Primary Recovery-Barrels	992,000	273,600	1,265,600

Secondary Recovery-Barrels	694,400	191,500	885,920
Round-Off			900,000

Following the activity in December, 2004, it was the opinion of Arena and Lee Keeling & Associates that the reservoir properties supported the assignment of 900,000 barrels of secondary oil reserves to the 3,870’ and 4,000’ Zones underlying the Dodson lease. Keeling’s Reserves Analysis at December 31, 2004 allocated 900,000 gross barrels to these zones.

The testing of potential zones in the Dodson #11 was performed in 2005. Production tests confirmed that only the 3870’ zone and 4000’ zones were potential waterflood candidates. The subject zones produce oil but at rates lower than expected and with associated water. Arena and Lee Keeling & Associates, Inc. are now evaluating the Dodson to determine the appropriate future waterflood plan. The evaluation will be reflected in the 2005 Reserves Appraisal.

Arena Resources, Inc. submits the above information and the documentation provided by separate cover for your consideration and evaluation. Arena is in the process of supplying drilling, completion, geological, engineering, production, and lease operating expense data to Lee Keeling & Associates, Inc. in order to prepare the 2005 Reserves Appraisal before the end of January. EHSAU and Dodson information will be supplied to you as you require.

Sincerely,

/s/ Phillip W. Terry

Phillip W. Terry
Arena Resources, Inc.

XC:	Stan McCabe Tim Rochford Ken Dornblaser